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SEC FILE NUMBER
8-67954

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Navidar Group LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2700 Via Fortuna, Suite 140
(No. and Street)

Austin	TX	78746
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stephen Day	(512) 765-6973	sday@navidar.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC Attn: Jennifer Wray
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way #168	Sugar Land	TX	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Day, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Navidar Group LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MEAGAN OROSCO
My Notary ID # 134556078
Expires September 14, 2027

Notary Public

Signature:

Title: Managing Principal

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Member of Navidar Group LLC,

Opinion on the Financial Statements

We have audited the accompanying statement of the financial condition of Navidar Group LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Navidar Group LLC as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Navidar Group LLC's management. Our responsibility is to express an opinion on Navidar Group LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Navidar Group LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Jennifer Wray CPA PLLC

We have served as Navidar Group LLC's auditor since 2022.

Sugar Land, Texas

March 28, 2024

NAVIDAR GROUP LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2023

ASSETS

ASSETS		
Cash	$	30,360
Prepaid expenses and other		1,506
Investment		38,804
TOTAL ASSETS	$	70,670

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$	11,862
TOTAL LIABILITIES		11,862
MEMBERS' EQUITY		58,808
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	70,670

The accompanying notes are an integral part of these financial statements

NAVIDAR GROUP LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2023

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Navidar Group LLC ("Group"), which was organized as a Delaware limited liability company on June 23, 2008, commenced operations on July 1, 2008, and became a broker-dealer in the states of New York and Indiana during 2009 and various states subsequently. On May 10, 2019, Group was distributed to the two members of Navidar Holdco LLC in their same pro rata ownership. Group is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). Group provides advisory services related to mergers and acquisitions and the private placement of financing. The majority member will fund the operating losses, if needed, of Group with capital contributions.

Estimates: Group uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingencies and the reported revenues and expenses. Accordingly, actual results could vary from the estimates.

Revenue from Contracts with Clients: Revenues from contracts with customers includes private placement services. The recognition and measurement of revenues is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocation transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Group's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Performance Obligations: Revenue from contracts with clients is recognized when, or as, Group satisfies its performance obligations by providing promised services to clients. A service is provided to a client when, or as, the client obtains control of that service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that Group determines the client obtains control over the promised service. The amount of revenue recognized reflects the consideration to which Group expects to be entitled in exchange for those promised services.

Performance obligations in these arrangements are typically satisfied upon consummation of a transaction. Fees typically include a monthly retainer as well as success fees, both of which are recognized upon consummation of a transaction. Under the accounting standards in effect for prior periods, retainer fees were recognized monthly and success fees were recognized upon the consummation of a transaction. Group controls the service as it is provided to the client. Accordingly, Group records revenue and out-of-pocket reimbursements on a gross basis.

Costs to Obtain a Contract with a Client: Group incurs incremental costs to obtain a contract. As Group's engagements are expected to last under a year, Group applies the practical expedient outlined under ASC 340-40-25-4 to immediately expense contract acquisition costs as the asset that would have resulted from capitalizing these costs would have been amortized in in one year or less.

(CONTINUED)

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash is maintained in bank deposit accounts which, at times, may exceed federally insured limits. To date, there have been no losses in such accounts.

Income Taxes: Group is a limited liability company whereby taxable income, losses, credits, etc. are recognized for federal and state income tax reporting purposes by its members. Accordingly, no provision or liability for federal or state income taxes has been reflected in the accompanying financial statements. With the distribution of Group to the members of Navidar Holdco LLC, taxable income, losses, and credits are to continue to be recognized for federal and state income tax reporting purposes by its members.

Group's members file federal and various state income tax returns. Group's members are no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2020.

Concentration of Credit Risk: During 2023, revenue from one client accounted for 100% of total Group transaction advisory fee revenue.

Subsequent Events: Group evaluated subsequent events through the date the financial statements were issued and has determined that there were no subsequent events requiring disclosure.

NOTE 2 - NET CAPITAL REQUIREMENT

As a broker-dealer registered with the SEC and FINRA, Group is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital and requires that the ratio of Aggregate Indebtedness to Net Capital, both as defined, shall not exceed 15 times Net Capital. At December 31, 2023, Group had Net Capital of $18,497 which was $13,497 in excess of the required Net Capital minimum of $5,000.

NOTE 3 – RELATED PARTY TRANSACTIONS

Group entered into an expense sharing agreement dated August 2019 whereby occupancy and equipment charges incurred by the affiliate are charged back to Group at agreed upon rates. Occupancy and equipment expenses were $1,200 for the year ended December 31, 2023. Other general and administrative expenses are not material.

NOTE 4 – INVESTMENT

Group entered into a Simple Agreement for Future Equity ("SAFE Note") on December 29, 2023, with HealthBridge Financial, Inc. ("HealthBridge") for a total investment of $38,804.20. This SAFE Note certifies that in exchange for payment by Group, HealthBridge issues to Group the right to certain shares of HealthBridge's Capital Stock. On the initial closing of an equity financing, this SAFE Note will automatically convert into the number of shares of the safe preferred stock equal to the amount invested divided by the discount price of 50%. The number of shares is unknown at this time. Per the Fair Value of Financial Instruments ASC 820, this is considered a level 3 investment.